ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-204908

Dated July 15, 2015

ETRACS 2xMonthly Leveraged S&P MLP Index ETN

Profile		ETN Ticker: MLPV
Issuer	UBS AG

Key features

–    Monthly compounded 2x leveraged exposure to the S&P MLP Index.

–    Significant income potential in the form of a variable quarterly coupon linked to 2x the cash distributions, if any, on the Index constituents.

–    Leverage that is reset monthly, not daily.

Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)
CUSIP	90274D531
Primary exchange	NYSE Arca
Initial trade date	7/14/2015
Maturity date	7/14/2045
Leverage	2x
Annual Tracking Rate	0.95%, accrued on a daily basis
2x Index Yield [2]	12.49%
Underlying Index	S&P MLP Index

About the ETN

The ETRACS 2xMonthly Leveraged S&P MLP Index ETN (NYSE: MLPV) (“MLPV” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of S&P MLP Index, less investor fees. MLPV has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance) and pays a variable quarterly coupon linked to the cash distributions, if any, on the Index constituents. Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

Why Invest In MLPs?

MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. Because the MLP structure requires the distribution of at least 90% of an MLP’s income to investors (known as unit holders), MLPs have typically produced attractive historical yields compared to other income-oriented investments.

About the Underlying Index

The S&P MLP Index provides investors with exposure to the leading partnerships that trade on the NYSE and NASDAQ. The index includes both master limited partnerships (MLPs) and publicly traded limited liability companies (LLCs). The Index was created on September 6, 2007, and therefore, has no performance history prior to that date.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged S&P MLP Index ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
S&P MLP Index	-7.78%	-6.42%	-10.65%	-21.14%	--	--

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of July 3, 2015 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Constituents
Top 10 of 79 index constitutents
Name	Ticker symbol	% Weight
Enterprise Products Partners LP	EPD	14.78
Energy Transfer Equity LP	ETE	11.25
Energy Transfer Partners LP	ETP	8.08
Magellan Midstream Partners LP	MMP	6.43
Plains All American Pipeline LP	PAA	6.19
Williams Partners LP	WPZ	4.54
Buckeye Partners LP	BPL	3.61
MarkWest Energy Partners LP	MWE	3.61
Enbridge Energy Partners LP	EEP	2.71
Targa Resources Partners LP	NGLS	2.21

Source: Standard and Poors, June 30, 2015

Benefits of Investing

–	Significant income potential in the form of a variable quarterly coupon linked to 2 times the cash distributions, if any, on the Index constituents.

–	2x leveraged exposure to an index of MLPs

–	Leverage that is reset monthly, not daily.

–	Convenience of an exchange-traded security.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged S&P MLP Index ETN

Selected Risk considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your investment — The ETNs do not guarantee any return on your initial investment. The ETNs are exposed to two times any monthly decline in the level of the Index. The combined negative effect of the Accrued Tracking Fee, Accrued Financing Charges and Redemption Fee Amount, if applicable, reduces your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee and the Accrued Financing Charges over the relevant period, and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the compounded leveraged monthly return of the Index is negative, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption.

–	Correlation and compounding risk — A number of factors may affect the ETN’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETN will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Tracking Fees and Accrued Financial Charges, and the Redemption Fee Amount, if any. In particular, significant adverse monthly performances of your ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude.

–	Leverage risk — The ETNs are two times leveraged long with respect to the Index, which means that you will benefit two times from any beneficial, but will be exposed to two times any adverse, monthly performance of the Index, before the combined negative effect of the Accrued Tracking Fee, the Accrued Financing Charges and Redemption Fee Amount, if any.
–	Market risk — The return on the ETNs, which may be positive or negative, is linked to the compounded leveraged monthly return on the Index. The return on the Index is measured by the Index Performance Ratio, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

–	Credit of issuer — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs, including any payment at maturity, upon early redemption, call or acceleration, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call, acceleration or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

–	Potential over-concentration in a particular industry — There is only one industry — energy — related to the Index Constituents. An investment in the ETNs will increase your portfolio’s exposure to fluctuations in the energy industry.

–	A trading market for the ETNs may not develop — Although the ETNs have been approved for listing, subject to official notice of issuance, on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our discretion.

–	Requirements upon early redemption — You must satisfy the requirements described herein for your redemption request to be considered, including the minimum redemption amount of at least 50,000 ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement. In addition, the payment you receive upon early redemption will be reduced by the Redemption Fee Amount. While UBS reserves the right to waive the minimum redemption amount or the Redemption Fee Amount from time to time in its sole discretion, there can be no assurance that UBS will choose to waive any redemption requirements or fees or that any holder of ETNs will benefit from UBS’s election to do so.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged S&P MLP Index ETN

–	Your redemption election is irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.

–	Potential automatic acceleration — In the event the indicative value of the ETNs is equal to $5.00 or less on any Index Business Day or the intraday index value on any Index Business Day decreases 30% from the most recent Monthly Initial Closing Level, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the Acceleration Valuation Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETN and may be zero if the level of the Index continues to decrease during trading on one or more Index Business Days during the Acceleration Valuation Period as measured by the Index Performance Ratio on one or more Index Business Days during the Acceleration Valuation Period.

–	You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee. Similarly, you will not receive a coupon payment on a Redemption Date, the Call Settlement Date or the Acceleration Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, and in the case of a redemption, the Redemption Fee Amount. Because the amount of any Coupon Amount is uncertain and could be zero, you should not expect to receive regular periodic coupon payments.

–	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

–	UBS’s Call Right — UBS may elect to redeem all outstanding ETNs at any time on or after July 18, 2016, as described under “Specific Terms of the Securities — UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged S&P MLP Index ETN

Footnotes

1) The issuer credit rating as of June 30, 2015 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

2) This figure is equal to 2 times the indicative Index Yield calculated as of June 30, 2015 by the sponsor of the Index, S&P. Investors are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get thesedocuments for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS.

The S&P MLP Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by UBS AG. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by UBS AG. The ETRACS 2xMonthly Leveraged S&P MLP Index ETN are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN or any member of the public regarding the advisability of investing in securities generally or in the ETRACS 2xMonthly Leveraged S&P MLP Index ETN particularly or the ability of the S&P MLP Index to track general market performance. S&P Dow Jones Indices’ only relationship to UBS AG with respect to the S&P MLP Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P MLP Index is determined, composed and calculated by S&P Dow Jones Indices without regard to UBS AG or the ETRACS 2xMonthly Leveraged S&P MLP Index ETN. S&P Dow Jones Indices have no obligation to take the needs of UBS AG or the owners of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN into consideration in determining, composing or calculating the S&P MLP Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN or the timing of the issuance or sale of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN or in the determination or calculation of the equation by which the ETRACS 2xMonthly Leveraged S&P MLP Index ETN is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN. There is no assurance that investment products based on the S&P MLP Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE ETRACS 2X MONTHLY LEVERAGED S&P MLP INDEX ETN, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND UBS AG, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

ETRACS 2xMonthly Leveraged S&P MLP Index ETN

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
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